AMENDED AND RESTATED BYLAWS AS OF MARCH 8, 2024
of
THE AMANI RESORTS, INC.

ARTICLE 1
OFFICES

1.1 **Office:** The office of the corporation will be located at: 6574 N. State Road 7, #150, Coconut Creek, FL 33073.

1.2 **Additional Offices:** The corporation may also have offices and places of business at such other places as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE 2
SHAREHOLDERS

2.1 **Place of Meetings:** The annual meeting of the shareholders for the election of directors and all special meetings of shareholders for any purpose may be held in such place within or without the State of Florida as stated in the notice of the meeting, or in a duly executed waiver of notice thereof.

2.2 **Annual Meetings:** The annual meeting of shareholders shall be held at some time in January of each year, if not a legal holiday, and if a legal holiday, then on the next business day following, at which they shall elect a Board of Directors and transact any such other business that has been properly brought before the meeting. Shareholder voting rights and powers shall be subject to such voting powers of each Shareholder as determined by their Shareholder Agreement(s).

2.3 **Special Meetings:** Special meetings of the shareholders, for any purpose or purposes, unless otherwise prescribed by statute or by the Articles of Incorporation, may be called by the Chairperson of the Board, if any, or the President or Board of Directors, and shall be called by the President or Secretary in writing at the request of a majority of the Board of Directors, or at the request in writing of shareholders owning at least fifty (50) percent in amount of the shares of stock of the corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting.

2.4 **Notice of Meeting:** Written notice of the annual meeting or special meeting, the place, date and hour of the meeting, shall be given personally, by electronic mail with delivery confirmation, or by mail to each shareholder entitled to vote, not less than 1 day, nor more than 5 days prior to the meeting. For special meetings, notice of the purpose or purposes for which the meeting is called and at whose direction it is being issued is also required.

2.5 **Waiver of Notice:** Whenever any notice is required to be given to any stockholder under the provisions of these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. The attendance of a stockholder at a meeting shall constitute a waiver of notice of such meeting, except when a stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

2.6 **Quorum:** Except as otherwise provided by the Articles of Incorporation, the holders of a majority of the shares of stock of the corporation issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall be requisite for and shall constitute a quorum at all meetings of the shareholders for the transaction of business. If, however, such quorum shall not be perfect or represented at any meeting of the shareholders, the shareholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present

or represented. At such adjourned meeting at which a quorum shall be present or represented, any business as may be transacted which might have been transacted at the meeting as originally noticed.

2.7   Record Date: For the purpose of determining the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or to express consent to or dissent from any proposal without a meeting, or for the purpose of determining shareholders entitled to receive payment of any dividend or the allotment of any rights, or for the purpose of any other action affecting the interests of shareholders, the Board of Directors may fix, in advance, a record date. Such date shall not be more than sixty (60) days nor less than sixty (60) days before the date of any such meeting, nor more than 30 days prior to any other action. In each such case, except as otherwise provided by law, only such persons as shall be shareholders of record on the date so fixed shall be entitled to notice of, and to vote at, such meeting and any adjournment thereof, or to express such consent or dissent, or to receive payment of such dividend, or such allotment of rights, or otherwise to be recognized as shareholders for the related purpose, notwithstanding any registration of transfer of shares on the books of the corporation after any such record date so fixed.

2.8   Presiding Officer: Order of Business: Meetings of the stockholders shall be presided over by the Chairperson of the Board, or, if he or she is not present, by the Chief Executive Officer, or if he or she is not present, by the President, or if he or she is not present, by a Vice-President, or if neither the Chairman of the Board nor the Chief Executive Officer nor the President or a Vice-President is present, by a chairman to be chosen by a majority of the shareholders entitled to vote at the meeting who are present in person or by proxy. The Secretary of the Corporation, or, in his or her absence, an Assistant Secretary, shall act as Secretary of every meeting, but if neither the Secretary nor an Assistant Secretary is present, the shareholders present at the meeting shall choose any person present to act as Secretary of the meeting.

2.9   Voting: At any meeting of the shareholders those shareholders having the right to vote shall be entitled to vote in person, or by proxy appointed by an instrument in writing subscribed by such shareholder. Except as otherwise provided by law or the Articles of Incorporation, shareholders shall be entitled to vote in accordance with the rights of their respective share classes for every share of such stock standing in their name on the books of the corporation. All elections shall be determined by a plurality vote, and except as otherwise provided by any Shareholders Agreement, law or the Articles of Incorporation, all other matters shall be determined by vote of a majority of the shares present or represented at such meeting and voting on such questions.

2.10   Business for Stockholders' Meetings:

   2.10.1   Business at Annual Meetings

In addition to the election of directors, other proper business may be transacted at an annual meeting of stockholders, provided that such business must be properly brought before such meeting. To be properly brought before an annual meeting, business must be (a) brought by or at the direction of the Board or (b) brought before the meeting by a stockholder pursuant to their respective Shareholder powers and written notice thereof, and received by the Secretary not later than the close of business on the forty fifth (45th) day and not earlier than the close of business on the thirtieth (30th) day prior to the annual meeting. No business shall be conducted at any annual meeting of stockholders except in accordance with this subsection 2.10.1, unless the application of this subsection 2.10.1 to a particular matter is waived in writing by the Board of Directors.

The order of business at the annual meeting shall be as follows:

   i.   Call to order of meeting
   ii.   Proof of notice of meeting
   iii.   Reading of minutes of last previous annual meeting
   iv.   Reports of officers
   v.   Reports of committees

     vi.   Election of directors
    vii.   Miscellaneous business

   2.10.2   Business at Special Meetings

At any special meeting of the shareholders, only such business as is specified in the notice of such special meeting given by or at the direction of the person or persons calling such meeting, in accordance with subsection 2.4 hereof, shall come before such meeting.

2.11   Proxies: Every proxy must be executed in writing by the shareholder or by his attorney-in-fact. A proxy shall be filed with the Secretary before or at the time of the meeting or the delivery to the corporation of the consent to corporate action in writing. No proxy shall be valid after the expiration of eleven (11) months from the date of its execution unless it shall have specified therein its duration. Every proxy shall be revocable at the pleasure of the person executing it or of his personal representatives or assigns, except in those cases where an irrevocable proxy is permitted by law.

2.12   Action by Stockholders by Written Consents: Whenever by any provision of statute, the Articles of Incorporation or of these bylaws, the vote of shareholders at a meeting thereof is required or permitted to be taken in connection with any corporate action, the meeting and vote of shareholders may be foregone, if all the shareholders who would have been entitled to vote on the action if such meeting were held shall consent in writing to such corporate action being taken.

2.13   List of Shareholders: A complete list of the shareholders of the Corporation entitled to vote at the ensuing meeting, arranged in alphabetical order, and showing the address of the number of shares owned by each shareholder shall be prepared by the Secretary, or other officer of the Corporation having charge of the Stock Transfer Books, which shall be kept in electronic password-protected format. This list shall be subject to inspection during usual business hours by any shareholder who has given 30 days' prior notice of his/her/its desire to inspect. This list shall also be available at the meeting and shall be open to inspection by any shareholder at any time during the meeting. The Stock Transfer Books shall be prima facie evidence of which shareholders are entitled to examine the list or to vote at any meeting of the shareholders.

Failure to comply with the requirements of this Section shall not affect the validity of any action taken at any meetings of the shareholders.

ARTICLE 3
BOARD OF DIRECTORS

3.1   General Powers: The business and affairs of the corporation shall be managed by the Board subject to §4.5 herein.

3.2   Number; Tenure; Removal; and Resignation: There shall be at least (1) director and may be increased to (5) directors, at the sole discretion of the Shareholders, which shall constitute the entire board.

Directors shall be elected at the annual meeting of the shareholders, except as provided in Section 3.3 of this Article and pursuant to individual Shareholder's respective rights and powers.

Each director shall be elected to serve until his successor has been elected and has qualified.

Any director may resign at any time. The Board of Directors may, by majority vote of all directors then in office, remove a director for cause.

3.3 Vacancies: If any vacancies occur in the Board of Directors by reason of the death, resignation, retirement, disqualification or removal from office of any director, or if any new directorships are created, all of the directors then in office, although less than a quorum, may, by majority vote, choose a successor or successors, or fill the newly created directorship, and the directors so chosen shall hold office until the next annual election of directors and until their successors shall be duly elected and qualified, unless sooner displaced; provided, however, that if in the event of any such vacancy, the directors remaining in office shall be unable, by majority vote, to fill such vacancy within thirty (30) days of the occurrence thereof, the President or the Secretary may call a special meeting of the shareholders at which a new Board of Directors shall be elected to serve until the next annual election of directors and until their successors shall be duly elected and qualified, unless sooner displaced.

3.4 Meeting Place: The Board of Directors or a committee of the corporation may hold meetings, both regular and special, either within or without the State of Florida.

3.5 First Meetings: The first meeting of each newly elected Board of Directors shall be held at the same place as and immediately following the annual meeting of shareholders, and no notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting, provided a quorum shall be present. In the event such meeting is not held at the time and place so fixed, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meeting of the Board of Directors, or as shall be specified in a written waiver signed by all of the directors.

3.6 Annual and Regular Meetings: Annual and Regular meetings of the Board of Directors or a committee may be held without notice at such time and at such place as shall from time to time be determined by the Board.

3.7 Special Meetings: Special meetings of the Board may be called by the Chairperson of the Board, if any, or by the President or Vice President on two day's notice by mail or on one day's notice personally, by telephone, or by electronic mail with delivery confirmation to each director; special meetings shall be called by the Chairperson, President, Vice President or Secretary in like manner and on like notice on the written request of two directors. Special meetings of a committee may be called by at least two (2) directors of the committee on two day's notice by mail or on one day's notice personally, by telephone, or electronic mail with delivery confirmation to each director on the committee.

3.9 Waiver of Notice: Whenever any notice is required to be given to any Director, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board or any committee appointed by the Board need be specified in the waiver of notice of such meeting. The attendance of a Director at a Board or committee meeting shall constitute a waiver of notice of such meeting, except when a Director attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

3.10 Quorum: At all meetings of the Board or a committee a majority of the entire Board of Directors or committee shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board of Directors either in person or by telephone conference call, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

3.11 Action:

3.11.1 <u>Action of the Board or committees</u>. The act of the majority of the Directors present at a Board or committee meeting at which there is a quorum shall be the act of the Board or committee, unless the vote of a greater number is required by these Bylaws or the Articles of Incorporation.

3.11.2 <u>Action without a meeting</u>. Any action required or permitted to be taken by the Board or any committee thereof may be taken without a meeting if all of the members of the Board or committee consent in writing to the adoption of a resolution authorizing such action. The resolution and written consents thereto

by the members of the Board or committee shall be filed with the minutes of the proceeds of the Board or committee.

      3.11.3 <u>Action by telephone or similar means</u>. Any one or more members of the Board of Directors or any committee may participate in a meeting of such board or committee by means of a conference telephone or similar means of communications equipment allowing all persons participating to hear each other at the same time. Participation by such method shall constitute presence in person at the meeting.

3.12   **Presumption of Assent:** A Director of the corporation present at a Board or committee meeting at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his or her dissent is entered in the minutes of the meeting, or unless such Director files a written dissent to such action with the person acting as the Secretary of the meeting before the adjournment thereof, or forwards such dissent by registered mail to the Secretary of the corporation immediately after the adjournment of the meeting. A Director who voted in favor of such action may not dissent.

3.13   **Compensation:** Each director may be entitled to receive as compensation for his or her services such sum as may be from time to time be fixed by resolution of the Board. Each director shall be entitled to reimbursement for all traveling expenses incurred by him or her in attending any such meeting. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefore.

3.14   **Dividends:** Subject always to provisions of law and the Articles of Incorporation, the Board of Directors shall have full power to determine whether any, and, if so, what part, of the funds legally available for the payment of dividends shall be so declared and paid to the shareholders of the Corporation. The Board of Directors may fix a sum which may be set aside over and above the paid-in capital of the Corporation for working capital or as a reserve for any proper purpose, and from time to time may increase, diminish, and vary this fund in the Board's absolute judgment and discretion.

3.15   **Committees:** The Board of Directors may, by resolution or resolutions adopted by a majority of the entire Board, designate one or more committees, each committee to consist of two or more of the directors, which, to the extent provided in said resolution or resolutions and within the limitations prescribed by statute, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the corporation, and may have power to authorize the seal of the corporation to be affixed to all papers which may require it.

ARTICLE 4
OFFICERS

4.1   **Officers:** The officers of the corporation shall be a CEO, Secretary, and Treasurer. The Board of Directors may also elect a Chairperson of the Board and may elect or appoint such other officers as it may determine. The Board at its sole discretion by majority vote and subject to Board Member powers, may add or remove any position of officers so created, any position of officers that exists currently, or that may hereinafter exist.

4.2   **Term of Office; Removal; Resignation:** The officers of the corporation shall be elected annually by the Board at the Board meeting held after the annual meeting of the stockholders. If the election of officers is not held at such meeting, such election shall be held as soon thereafter as a Board meeting conveniently may be held. Unless an officer dies, resigns or is removed from office, he or she shall hold office until the next annual meeting of the Board or until his or her successor is elected. The Board of Directors may appoint an officer for a longer or shorter period of time at its sole discretion. Any officer elected or appointed by the Board may be removed with or without cause at any time by the Board. Any officer elected or appointed by the Board may resign with or without cause at any time.

4.3   **Compensation:** The compensation of all elected officers of the corporation shall be fixed by the Board of Directors, and the compensation of appointed officers and agents shall either be so fixed or shall be fixed by officers thereunto duly authorized.

4.4   Vacancies: If the office of any officer becomes vacant for any reason, the Board of Directors may fill such vacancy. Any officer so appointed or elected by the Board shall serve only until such time as the unexpired term of his predecessor shall have expired unless reelected or re-appointed.

4.5   The Chairperson of the Board: If there be a Chairperson of the Board of Directors, he or she shall preside at all meetings of the shareholders and Directors and shall have such other powers and duties as may from time to time be assigned by the Board.

4.6   The Chief Executive Officer and President: The Chief Executive Officer (the "**CEO**") shall initially be the President of the corporation until such time as the positions of CEO and President are separated, if any, by a majority vote of the Board. In the absence of the Chairperson of the Board, or if there be no Chairperson, he or she shall preside at all meetings of the shareholders and directors. He or she shall be a member of all standing committees, have general and active management and control of the business and affairs of the corporation subject to the control of the Board of Directors, and shall see that all orders and resolutions of the Board are carried into effect. The CEO shall execute in the name of the corporation all deeds, bonds, mortgages, contracts, and other instruments requiring a seal, under the seal of the corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the corporation.

4.7   The Secretary: The Secretary shall attend all meetings of the Board and all meetings of the shareholders and record all votes and the minutes of all proceedings in a book to be kept for that purpose and shall perform like duties for the standing committees when required. The Secretary shall give, or cause to be given, notice of all meetings of the shareholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President, under whose supervision the Secretary shall act. The Secretary shall keep in safe custody the seal of the corporation and, when authorized by the Board, affix the same to any instrument requiring it and, when so affixed, it shall be attested by the Secretary's signature or by the signature of the Treasurer or an Assistant Secretary or Treasurer. The Secretary shall keep in safe custody the certificate books and stock bonds and such other books and papers as the Board may direct and shall perform all other duties incident to the office of Secretary.

4.8   The Treasurer: The Treasurer shall have the care and custody of the corporate funds, and other valuable effects, including securities, and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the corporation as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the President and directors, at the regular meetings of the Board, or whenever they may require it, an account of all his transactions as Treasurer and of the financial condition of the corporation.

4.9   Voting of Securities: Unless otherwise ordered by the Board of Directors, the Chairperson or the CEO shall have full power and authority on behalf of the corporation to vote in person or by proxy at any meetings of the stockholders of any corporation in which the Corporation may hold stock, and at any such meetings shall possess and may exercise any and all rights and powers incident to the ownership of such stock. The Board of Directors may, by resolution, from time to time confer like powers upon any other person or persons.


ARTICLE 5
NOTICES


5.1   Form; Delivery: Notices to directors and shareholders shall be in writing and may be delivered personally, by email (delivery confirmed), or by mail. Notice by mail shall be deemed to be given at the time when the same shall be deposited in the post office or a letter box, in a postpaid sealed wrapper, and shall be addressed to directors or shareholders at their addresses appearing on the records of the corporation, unless any such director or shareholder

shall have filed with the Secretary of the corporation a written request that notices intended for him be mailed to some other address, in which case the notice shall be mailed to the address designated in such request.

ARTICLE 6
CONTRACTS, LOANS, CHECKS, AND DEPOSITS

6.1 **Contracts:** The Board may authorize any officer or officers, or agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation. Such authority may be general or confined to specific instances.

6.2 **Loans to the Corporation:** No loans for borrowed money shall be contracted on behalf of the corporation and no evidences of indebtedness for borrowed money shall be issued in its name unless authorized by a resolution of the Board. Such authority may be general or confined to specific instances. The Corporation may not loan money to any officers, employees or agents of the Corporation.

6.3 **Checks, Drafts, Etc:** All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation shall be signed by such officer or officers, or agent or agents, of the corporation and in such manner as is from time to time determined by resolution of the Board.

6.4 **Deposits:** All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositories as the Board may select.

ARTICLE 7
SHARE CERTIFICATES

7.1 **Issuance of Shares**: There are 10,000,000 of authorized shares of Company Stock distributed into three (3) different classes: 7,500,000 of Class A Common Founder, 1,000,000 of Class B Common (Non-Voting), and 1,500,000 of Preferred Stock.

7.2 **Form; Signatures:** The Corporation may maintain its stock ownership records in electronic form. Electronic or digital records shall be considered valid and enforceable, and the Corporation may issue statements and notices electronically to shareholders, in compliance with applicable laws and regulations.

7.3 **Stock Records:** The stock transfer books shall be kept at the registered office or principal place of business of the corporation or at the office of the corporation's transfer agent or registrar. The name and address of each person to whom certificates for shares are issued, together with the class and number of shares represented by each such certificate and the date of issue thereof, shall be entered on the stock transfer books of the corporation. The person in whose name shares stand on the books of the corporation shall be deemed by the corporation to be the owner thereof for all purposes.

7.4 **Lost Certificates:** The Board of Directors may direct a new share certificate or digital equivalent, book entry, or any other modern equivalent, as deemed appropriate by the Board of Directors. The Shareholder requesting replacement shall adhere to the procedures outlined by the Board for such transactions to be issued in place of any physical certificate or certificates thereof issued by the corporation alleged to have been lost or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or to give the corporation a bond on such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate, digital or otherwise, alleged to have been lost or destroyed.

7.5   Restrictions on Transfer: A shareholder shall not sell, assign, offer, pledge, or otherwise transfer his or her shares in the corporation if the transfer of the interest would require registration of the transferred interest pursuant to any applicable federal or state securities laws. Any transfer that is not in accordance with these Bylaws or requiring the registration of the transferred interest pursuant to any applicable federal or state securities laws shall be null and void.

7.6   Transfer of Shares: The transfer of shares of the corporation shall be made the stock transfer books of the corporation pursuant to authorization or document of transfer made by the holder of record thereof, who shall furnish proper evidence of authority to transfer. Any transfer made not on the stock transfer book of the corporation shall be deemed null and void.

7.7   Registered Shareholders: The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Florida.

ARTICLE 8
BOOKS, RECORDS, FISCAL YEAR, AND SEAL

8.1   Books and Records: The corporation shall keep correct and complete books and records of account, stock transfer books, minutes of the proceedings of its stockholders and Board and such other records as may be necessary or advisable.

8.2   Tax Year and Accounting Method: The fiscal year of this corporation shall begin in 2023. The corporation shall use the accrual method of accounting. Both the tax year and the accounting period of the corporation may be changed with the consent of the Board of Directs and may be effected by the filing of appropriate forms with the IRS and state tax authorities.

8.3   Corporate Seal: The corporate seal shall have inscribed thereon the name of the corporation, the year of its Incorporation and the words "The Amani Resorts, Inc."

ARTICLE 9
AMENDMENTS OR REPEAL

9.1   Power to Amend: The Board of Directors shall have the power to amend, alter, or repeal these Bylaws, and to adopt new bylaws, from time to time, by an affirmative vote of a majority of the whole Board as then constituted, provided that notice of the proposal to make, alter, amend, or repeal the Bylaws was included in the notice of the Directors' meeting at which such action takes place. The Board of Directors may not repeal or amend any Bylaw that the shareholders have expressly provided may not be amended or repealed by the Board of Directors, provided that such shareholders have the power or powers granted to them to prevent such repeals or amendments. At the next shareholders' meeting following any action by the Board of Directors, the shareholders, by a majority vote of 51% of those present and entitled to vote, provided their respective shareholders agreements have provided for such powers to suggest an alteration or repeal of Bylaws newly adopted by the Board of Directors, or to restore to their original status Bylaws which the Board may have altered or repealed. The notice of such shareholders' meeting shall include notice that the shareholders will be called on to ratify the action taken by the Board of Directors with regard to the Bylaws.

9.2   Amendment Affecting Election of Directors: If any Bylaws regulating an impending election of directors is adopted, amended or repealed by the Board, there shall be set forth in the notice of the next meeting of shareholders

for the election of directors the Bylaw so adopted, amended or repealed, together with a concise statement of the changes made.

ARTICLE 10
INDEMNIFICATION

10.1   Indemnification of Directors and Officers: The Corporation shall indemnify each of its directors, officers, and employees whether or not then in service as such (and his or her executor, administrator, and heirs), against all reasonable expenses actually and necessarily incurred by him or her in connection with the defense of any litigation to which the individual may have been made a party because he or she is or was a director, officer, or employee of the Corporation. The individual shall have no right to reimbursement, however, in relation to matters as to which he or she has been adjudged liable to the Corporation for negligence or misconduct in the performance of his or her duties, or was derelict in the performance of his or her duty as director, officer or employee by reason of willful misconduct, bad faith, gross negligence or reckless disregard of the duties of his or her office or employment. The right to indemnity for expenses shall also apply to the expenses of suits which are compromised or settled if the court having jurisdiction of the matter shall approve such settlement.

The foregoing right of indemnification shall be in addition to, and not exclusive of, all rights to which such director, officer or employee may be entitled by law or otherwise.

ARTICLE 11
DRAG-ALONG RIGHTS

11.1   Drag-Along Rights: If Stockholders holding a majority of the outstanding shares of Company Common Stock (in such capacity, the "Dragging Parties") receive a bona fide offer from a Person other than a Stockholder or an Affiliate of a Stockholder (a "Third Party") to purchase 100% of the shares of Company Common Stock (a "Third Party Offer") and such Third Party Offer is accepted by the Dragging Parties, then each of the other Stockholders hereby agrees that, if requested by the Dragging Parties, they will Transfer to such Third Party on substantially the same terms and conditions (including, without limitation, time of payment and form of consideration) as to be paid and given to the Dragging Parties, the number of shares owned by them.

ARTICLE 11
SUPERSEDURE OF CONTRARY STATE LAW

12.1   It is the intention of the shareholders and directors that to the extent these Bylaws are contrary to the laws of the state of Florida, in which its Articles of Incorporation have been filed, that the laws of Florida, to the extent they are contrary to the provisions set forth herein, shall be controlling, and remaining, non-inconsistent provisions shall survive.